Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated February 18, 2004

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐               No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on February 17, 2004, entitled “STATEMENT RE AT&T WIRELESS ”.

17 February 2004

STATEMENT RE AT&T WIRELESS

On 9 February 2004, Vodafone Group Plc (“Vodafone”) announced that it was exploring the opportunity to acquire AT&T Wireless.

On 17 February 2004, Vodafone withdrew from the auction when it concluded that it was no longer in its shareholder’s best interests to continue discussions.

Vodafone remains committed to its existing position in the US market with its successful partnership in Verizon Wireless.

- ends -

For further information:

Vodafone Group
Tim Brown, Group Corporate Affairs Director
Tel:  +44 (0) 1635 673310

Investor Relations

Melissa Stimpson

Darren Jones

Tel:  +44 (0) 1635 673310

Media Relations

Bobby Leach

Ben Padovan

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges

John West

Tel:  +44 (0) 20 7920 3150

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 18, 2004	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary